This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES SECOND QUARTER 2020 FINANCIAL AND OPERATING RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, August 11, 2020 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six months ended June 30, 2020.  All dollar values are expressed in United States dollars unless otherwise stated.  TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three and six months ended June 30, 2020 and 2019, are available on TransGlobe's website at www.trans-globe.com.

HIGHLIGHTS:

▪

TransGlobe is focused on conserving cash to proactively manage its balance sheet in the current low commodity price environment. The Company ended the second quarter with positive working capital of $35.1 million, including cash and cash equivalents of $34.8 million;

▪	Second quarter production averaged 14,300 boe/d (Egypt 11,990 bbls/d, Canada 2,310 boe/d), a decrease of 697 boe/d (5%) from the previous quarter;
▪	Production in July averaged ~12,439 boe/d (Egypt ~10,145 bbls/d, Canada ~2,294 boe/d), a decrease of 13% from Q2-2020, in line with revised budget expectations due to natural declines;
▪

Sales averaged 12,470 boe/d including 312.6 mbbls sold to EGPC for net proceeds of $7.2 million in Q2-2020. Average realized price for Q2-20 sales of $21.63/boe; Q2-2020 average realized price on Egyptian sales of $23.96/bbl and Canadian sales of $11.01/boe;

▪	Full year 2020 production guidance range narrowed to 13,300 to 13,800 boe/d to reflect deferred well interventions in Egypt (previously 13,300 to 14,300 boe/d);
▪	Negative funds flow from operations of $2.8 million ($0.03 per share) in the quarter;
▪	Second quarter net loss of $13.4 million ($0.19 per share), inclusive of a $3.3 million unrealized loss on derivative commodity contracts;
▪	Consistent with the revised 2020 budget previously disclosed, there has been no drilling activity in Egypt or Canada during Q2-2020;
▪	Business continuity plans remain effective across our locations in response to COVID-19 with no health and safety impacts or disruption to production;
▪

Hedged TransGlobe’s remaining unhedged forecasted 2020 Egypt entitlement oil production with dated Brent collars (costless), protecting a floor price of $30.00 purchased puts against $40.70 sold calls;

▪	Despite restrictions on travel, constructive negotiations with EGPC to amend, extend and consolidate the Company’s Eastern Desert concession agreements continued throughout the quarter; and
▪

TransGlobe continues to actively evaluate M&A opportunities, with a view to not only better position the Company to weather the current downturn but also rebound strongly once commodity prices begin to strengthen.

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2020	2019	% Change	2020	2019	% Change
Petroleum and natural gas sales	24,549	81,123	(70)	104,736	150,340	(30)
Petroleum and natural gas sales, net of royalties	11,392	43,071	(74)	64,626	80,423	(20)
Realized derivative gain (loss) on commodity contracts	1,977	(707)	380	6,145	(929)	761
Unrealized derivative (loss) gain on commodity contracts	(3,348)	1,773	(289)	1,028	(3,001)	134
Production and operating expense	10,406	12,410	(16)	33,663	23,943	41
Selling costs	423	98	332	1,049	573	83
General and administrative expense	3,951	3,774	5	5,855	8,641	(32)
Depletion, depreciation and amortization expense	5,657	9,245	(39)	17,909	18,011	(1)
Income tax expense	2,445	7,476	(67)	7,030	13,679	(49)
Cash flow generated by operating activities	24,551	22,125	11	20,878	9,054	131
Funds flow from operations[1]	(2,764)	19,116	(114)	22,918	34,271	(33)
Basic per share	(0.03)	0.26		0.32	0.47
Diluted per share	(0.03)	0.26		0.32	0.47
Net (loss) earnings	(13,367)	10,046	(233)	(68,585)	1,240	(5,631)
Basic per share	(0.19)	0.14		(0.95)	0.02
Diluted per share	(0.19)	0.14		(0.95)	0.02
Capital expenditures	1,229	8,097	(85)	6,806	16,644	(59)
Dividends declared	-	-	-	-	2,539	(100)
Dividends declared per share	-	-		-	0.035
Working capital	35,112	54,078	(35)	35,112	54,078	(35)
Long-term debt, including current portion	27,071	48,109	(44)	27,071	48,109	(44)
Common shares outstanding
Basic (weighted average)	72,542	72,542	-	72,542	72,485	-
Diluted (weighted average)	72,542	72,548	-	72,542	72,629	-
Total assets	221,347	315,999	(30)	221,347	315,999	(30)

Operating
Average production volumes (boe/d)	14,300	16,940	(16)	14,648	16,436	(11)
Average sales volumes (boe/d)	12,470	15,973	(22)	17,702	15,513	14
Inventory (mbbls)	408.7	735.0	(44)	408.7	735.0	(44)
Average realized sales price ($/boe)	21.63	55.81	(61)	32.51	53.54	(39)
Production and operating expenses ($/boe)	9.17	8.54	7	10.45	8.53	23
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures"

	2020		2019
Average reference prices and exchange rates	Q-2	Q-1	Q-4	Q-3	Q-2
Crude oil
Dated Brent average oil price ($/bbl)	29.34	50.44	63.41	61.93	68.92
Edmonton Sweet index ($/bbl)	21.71	38.59	51.56	51.76	55.17
Natural gas
AECO ($/mmbtu)	1.41	1.43	1.88	1.04	0.89
US/Canadian Dollar average exchange rate	1.39	1.35	1.32	1.32	1.34

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 14,300 barrels of oil equivalent per day ("boe/d") during the second quarter of 2020. Egypt production was 11,990 barrels of oil per day ("bbls/d") and Canada production was 2,310 boe/d. While production for the quarter was at the upper end of full year 2020 guidance of between 13,300 to 14,300 boe/d and 5% lower than the previous quarter, primarily due to natural declines, the Company has narrowed its full year 2020 guidance to 13,300 to 13,800 boe/d to reflect deferred well interventions in Egypt during low oil prices.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $23.96 per barrel in Egypt during the quarter. In Canada, the Company received an average of $14.32 per barrel of oil, $11.43 per barrel of NGL and $1.31 per thousand cubic feet ("mcf") of natural gas during the quarter.

During Q2-2020, the Company had negative funds flow from operations of $2.8 million and ended the quarter with positive working capital of $35.1 million, including cash and cash equivalents of $34.8 million. The Company had a net loss in the quarter of $13.4 million, inclusive of a $3.3 million unrealized derivative loss on commodity contracts which represents a fair value adjustment on the Company's hedging contracts as at June 30, 2020.

In Egypt, the Company sold 312.6 mbbls to EGPC during the quarter, and had 402.4 mbbls of entitlement crude oil inventory at June 30, 2020. In Canada, the Company put spare oil storage capacity into service of ~12,000 bbls at its Canadian producing locations during the quarter to take advantage of strength in the forward pricing curve and has retained optionality to bring on flush production in a higher commodity price environment with the deferral of completion operations on the South Harmattan well drilled in the first quarter of 2020. The Company ended the quarter with 6.3 mbbls of Canadian light crude oil inventory.

Consistent with the Company’s revised 2020 budget, there has been no drilling activity in Egypt or Canada during the second quarter.

Despite restrictions on travel, constructive negotiations with EGPC to amend, extend and consolidate the Company’s Eastern Desert concession agreements continued through the quarter. With both parties recognizing the attractiveness of a revised agreement to stabilize and ultimately improve investment in production, following a return to a more sustainable commodity price environment, the Company is increasingly confident that a successful conclusion will be reached in the near-term.

The Company remains forward looking and prepared to use its operational control to take advantage of any sustained upward movement in oil price.  TransGlobe continues to be vigilant in its search for attractive M&A opportunities while steadfastly retaining its focus on shareholder value creation.

Crisis Mitigation Measures

TransGlobe is focused on conserving cash to proactively manage its balance sheet in the current low commodity price environment. The Company has successfully implemented the previously announced 80% reduction in the 2020 capital program and continues to monitor general and administrative (“G&A”) cost reductions. The Company estimates that G&A reductions will reduce go-forward monthly G&A by approximately 35%, however, the Company incurred non-recurring restructuring charges that impacted Q2-2020 results.

Material operating cost reductions in Egypt require the assistance of the Company’s Egyptian joint venture partner, the Egyptian General Petroleum Corporation (“EGPC”). Discussions continue to further reduce operating expenditures.

The Company remains in constant communication with its lenders (Mercuria Energy Trading SA and ATB Financial) and does not anticipate deviating from its pre-crisis planned debt reduction schedule. The Company repaid $10.0 million on the $75.0 million prepayment facility agreement with Mercuria in April 2020, leaving $20.0 million drawn and outstanding of a revolving balance of up to $75.0 million.

Business continuity plans have been implemented in all our locations and operations continue as normal. The Company has had three reported cases of COVID-19 in its joint venture in Egypt, which were managed according to established Company, local and national quarantine guidelines. All three have recovered and returned to work with no onward infection spread reported.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by its existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength through the current volatile oil price environment.

Funding for the Company’s capital expenditures is provided by cash flow from operations and cash on hand. The Company expects to fund its revised 2020 exploration and development program through the use of working capital and cash flow from operations. The Company also expects to pay down debt and explore business development opportunities with its working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at June 30, 2020, the Company had a working capital surplus of $35.1 million (December 31, 2019 - $32.2 million). The increase in working capital is primarily due to an increase in cash resulting from cash collections on accounts receivable in the period and an increase in accounts receivable due to increased sales to EGPC in 2020, partially offset by a corresponding decrease in crude oil inventory.

As at June 30, 2020, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company has experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to six months in 2017, and has since fluctuated within an acceptable range. As at June 30, 2020, amounts owing from EGPC were $14.7 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company sold 312.6 mbbls of crude oil to EGPC in Q2-2020 for net proceeds of $7.2 million. During the second quarter of 2020, the Company collected $21.7 million of accounts receivable from EGPC, an additional $2.0 million has been collected subsequent to the quarter. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at June 30, 2020, crude oil held as inventory was 408.7 mbbls.

As at June 30, 2020, the Company had $86.0 million of revolving credit facilities with $27.4 million drawn and $58.6 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $20.0 million was drawn and outstanding as at June 30, 2020. During the six months ended June 30, 2020, the Company repaid $10.0 million on this prepayment facility. The Company also has a revolving Canadian reserves-based lending facility with ATB that was renewed and reduced as at June 30, 2020 from C$25.0 million ($18.4 million) to C$15.0 million ($11.0 million), of which C$10.0 million ($7.4 million) was drawn and outstanding.  The reduction in the ATB facility is a result of lower forecasted commodity prices and the associated impact on asset value.  During the six months ended June 30, 2020, the Company had drawings of C$0.2 million ($0.2 million) on this facility.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, West Bakr, and North West Gharib (100% working interest, operated)

Operations and Exploration

Consistent with the Company’s revised 2020 budget, there has been no drilling activity in the Eastern Desert during Q2 2020.

Production

Production averaged 11,757 bbls/d during the quarter, a decrease of 5% (586 bbls/d) from the previous quarter. This marginal decrease was primarily due to natural declines, with June production positively impacted by successful well maintenance in May and timing of production recognition. To reflect well intervention deferrals since May, production guidance, including South Ghazalat, has been narrowed for full year 2020 and is now 11,200 to 11,600 bbls/d.

Production in July 2020 averaged ~9,956 bbls/d.

Sales

The Company sold 304.6 mbbls of inventoried entitlement crude oil to EGPC during the quarter.

Quarterly Eastern Desert Production (bbls/d)	2020		2019
	Q-2	Q-1	Q-4	Q-3
Gross production rate[1]	11,757	12,343	12,831	13,750
TransGlobe production (inventoried) sold	(1,761)	7,937	(674)	(1,821)
Total sales	9,996	20,280	12,157	11,929

Government share (royalties and tax)	6,648	6,977	7,250	7,795
TransGlobe sales (after royalties and tax)[2]	3,348	13,303	4,907	4,134
Total sales	9,996	20,280	12,157	11,929
[1]	Quarterly production by concession (bbls/d):
West Gharib – 3,453 (Q2-2020), 3,664 (Q1-2020), 3,857 (Q4-2019), and 4,003 (Q3-2019)
West Bakr – 7,935 (Q2-2020), 8,277 (Q1-2020), 8,489 (Q4-2019), and 8,978 (Q3-2019)
North West Gharib – 369 (Q2-2020), 402 (Q1-2020), 485 (Q4-2019), and 769 (Q3-2019)
[2]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

The SGZ-6x well continues to produce from the Upper Bahariya reservoir at a rate restricted to a field estimated 150-200 bbls/d light and medium crude to evaluate the well, manage the reservoir and optimize the separation of oil, gas and water.

Production

Production averaged 233 bbls/d during the quarter, an increase of 15% (31 bbls/d) from the previous quarter.

Production in July 2020 averaged ~189 bbls/d.

Sales

The Company sold all of its entitlement crude oil production of 8.0 mbbls in the quarter to EGPC.

CANADA

Operations and Exploration

Consistent with the Company’s revised 2020 budget, there has been no drilling or completion activity during Q2 2020.

The 2-mile horizontal 2-20 well, completed in Q4-2019 and de-risking the South Harmattan fairway, produced at field estimated rates of 140 boe/d (95 bbls/d light oil, 171 mcf/d gas, 17 bbls/d NGL) in July. The Company remains encouraged as the well continues to produce above expectations for this significant new resource play. The 2-20 well has de-risked 18.5 sections of land in the fairway representing 72 1-mile equivalent locations.

TransGlobe’s light oil production continued to be produced at a positive field netback, despite lower crude oil prices in Western Canada early in the quarter, further supported by continued relatively strong natural gas prices. The Company put spare oil storage capacity into service of ~12,000 bbls at our Canadian producing locations during the quarter to take advantage of strength in the forward pricing curve and has retained optionality to bring on flush production in a higher commodity price environment with the deferral of completion operations on the South Harmattan well drilled in the first quarter of 2020.

Production

In Canada, production averaged 2,310 boe/d during the quarter, a decrease of 143 boe/d (6%) from the previous quarter. This marginal decrease was primarily due to natural declines. Production guidance has been narrowed for full year 2020 and is now 2,100 to 2,200 boe/d.

Ending light crude oil inventory in Canada was 6.3 mbbls at June 30, 2020.

Production in July 2020 averaged ~2,294 boe/d with ~667 bbls/d of oil.

Quarterly Canada Production	2020		2019
	Q-2	Q-1	Q-4	Q-3
Canada crude oil (bbls/d)	706	860	908	666
Canada NGLs (bbls/d)	826	761	735	585
Canada natural gas (mcf/d)	4,665	4,996	5,331	5,652
Total production (boe/d)	2,310	2,453	2,531	2,193

Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019

REVENUE
Petroleum and natural gas sales, net of royalties	11,392	43,071	64,626	80,423
Finance revenue	34	133	92	316
Other revenue	222	-	222	-
	11,648	43,204	64,940	80,739

EXPENSES
Production and operating	10,406	12,410	33,663	23,943
Selling costs	423	98	1,049	573
General and administrative	3,951	3,774	5,855	8,641
Foreign exchange loss	113	32	165	(55)
Finance costs	589	1,140	1,404	2,281
Depletion, depreciation and amortization	5,657	9,245	17,909	18,011
Asset retirement obligation accretion	60	49	128	105
Loss (gain) on financial instruments	1,371	(1,066)	(7,173)	3,930
Impairment loss	-	-	73,495	8,391
	22,570	25,682	126,495	65,820

(Loss) Earnings before income taxes	(10,922)	17,522	(61,555)	14,919

Income tax expense - current	2,445	7,476	7,030	13,679
NET (LOSS) EARNINGS	(13,367)	10,046	(68,585)	1,240

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments	2,247	1,119	(2,559)	1,660
COMPREHENSIVE (LOSS) INCOME	(11,120)	11,165	(71,144)	2,900

Net (loss) earnings per share
Basic	(0.19)	0.14	(0.95)	0.02
Diluted	(0.19)	0.14	(0.95)	0.02

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	June 30, 2020	December 31, 2019

ASSETS
Current
Cash and cash equivalents	34,837	33,251
Accounts receivable	19,189	10,681
Derivative commodity contracts	810	-
Prepaids and other	4,313	4,338
Product inventory	9,518	17,516
	68,667	65,786
Non-Current
Intangible exploration and evaluation assets	584	33,706
Property and equipment
Petroleum and natural gas assets	144,520	196,150
Other	3,554	4,296
Deferred taxes	4,022	8,387
	221,347	308,325

LIABILITIES
Current
Accounts payable and accrued liabilities	32,630	32,156
Derivative commodity contracts	-	217
Current portion of lease obligations	925	1,219
	33,555	33,592
Non-Current
Long-term debt	27,071	37,041
Asset retirement obligations	12,555	13,612
Other long-term liabilities	146	614
Lease obligations	407	589
Deferred taxes	4,022	8,387
	77,756	93,835

SHAREHOLDERS’ EQUITY
Share capital	152,805	152,805
Accumulated other comprehensive (loss) income	(1,425)	1,134
Contributed surplus	24,918	24,673
(Deficit) Retained earnings	(32,707)	35,878
	143,591	214,490
	221,347	308,325

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

	Six Months Ended June 30
	2020	2019

Share Capital
Balance, beginning of period	152,805	152,084
Stock options exercised	-	547
Transfer from contributed surplus on exercise of options	-	174
Balance, end of period	152,805	152,805

Accumulated Other Comprehensive (Loss) Income
Balance, beginning of period	1,134	(939)
Currency translation adjustment	(2,559)	1,660
Balance, end of period	(1,425)	721

Contributed Surplus
Balance, beginning of period	24,673	24,195
Share-based compensation expense	245	337
Transfer to share capital on exercise of options	-	(174)
Balance, end of period	24,918	24,358

(Deficit) Retained Earnings
Balance, beginning of period	35,878	44,951
Net (loss) earnings	(68,585)	1,240
Dividends	-	(2,539)
Balance, end of period	(32,707)	43,652

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019

OPERATING
Net (loss) earnings	(13,367)	10,046	(68,585)	1,240
Adjustments for:
Depletion, depreciation and amortization	5,657	9,245	17,909	18,011
Asset retirement obligation accretion	60	49	128	105
Impairment loss	-	-	73,495	8,391
Share-based compensation	884	428	(417)	1,343
Finance costs	589	1,140	1,404	2,281
Unrealized loss (gain) on financial instruments	3,348	(1,773)	(1,028)	3,001
Unrealized loss (gain) on foreign currency translation	65	(18)	32	(70)
Asset retirement obligations settled	-	(1)	(20)	(31)
Changes in non-cash working capital	27,315	3,009	(2,040)	(25,217)
Net cash generated by operating activities	24,551	22,125	20,878	9,054

INVESTING
Additions to intangible exploration and evaluation assets	(7)	(788)	(337)	(788)
Additions to petroleum and natural gas assets	(1,161)	(6,877)	(6,322)	(15,424)
Additions to other assets	(61)	(432)	(147)	(432)
Changes in non-cash working capital	(1,594)	(834)	(662)	(301)
Net cash used in investing activities	(2,823)	(8,931)	(7,468)	(16,945)

FINANCING
Issue of common shares for cash	-	-	-	547
Interest paid	(512)	(986)	(1,130)	(1,981)
Increase in long-term debt	72	135	168	256
Payments on lease obligations	(381)	(491)	(775)	(890)
Repayments of long-term debt	(10,000)	-	(10,000)	(5,000)
Dividends paid	-	(2,539)	-	(2,539)
Changes in non-cash working capital	-	-	-	(200)
Net cash used in financing activities	(10,821)	(3,881)	(11,737)	(9,807)

Currency translation differences relating to cash and cash equivalents	100	77	(87)	118
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,007	9,390	1,586	(17,580)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	23,830	24,735	33,251	51,705
CASH AND CASH EQUIVALENTS, END OF PERIOD	34,837	34,125	34,837	34,125

Advisory on Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the plans for the Company's 2020 Canadian drilling program and the details thereof; the Company's expectation relating to the performance of the South Harmattan Cardium prospect; and the expected benefits to the Company of consolidating, amending and extending the Company's Eastern Desert PSCs and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; the potential impacts of COVID-19 to the Company’s business, operating results, cash flows and/or financial condition; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following abbreviations used in this press release have the meanings set forth below:

bbl	barrels
bbls/d	barrels per day
mbbls	thousand barrels
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
mmbtu	One million British thermal units
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
NGL	Natural Gas Liquids

Production Disclosure

Production Summary (WI before royalties and taxes):
	July - 20	Q2 - 20	Q1 - 20	Q4 - 19	Q3 - 19
Egypt (bbls/d)	10,145	11,990	12,544	12,831	13,750
Eastern Desert of Egypt (bbls/d)	9,956	11,757	12,343	12,831	13,750
Heavy Crude (bbls/d)	9,327	11,001	11,548	11,984	12,909
Light and Medium Crude (bbls/d)	629	756	795	847	841
Western Desert of Egypt (bbls/d)	189	233	201	-	-
Light and Medium Crude (bbls/d)	189	233	201	-	-
Canada (boe/d)	2,294	2,310	2,453	2,531	2,193
Light and Medium Crude (bbls/d)	667	706	860	908	666
Natural Gas (mcf/d)	4,542	4,665	4,996	5,334	5,652
Associated Natural Gas Liquids (bbls/d)	870	826	761	735	585
Total (boe/d)	12,439	14,300	14,997	15,362	15,943

Production Guidance
	Low	High	Mid-Point
Egypt (bbls/d)	11,200	11,600	11,400
Heavy Crude (bbls/d)	10,304	10,672	10,488
Light and Medium Crude (bbls/d)	896	928	912
Canada (boe/d)	2,100	2,200	2,150
Light and Medium Crude (bbls/d)	646	677	661
Natural Gas (mcf/d)	4,294	4,499	4,397
Associated Natural Gas Liquids (bbls/d)	738	774	756
Total (boe/d)	13,300	13,800	13,550

For further information, please contact:
TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Sole Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

FTI Consulting (Financial PR)	+44 (0) 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan

Tailwind Associates (Investor Relations)

Darren Engels	darren@tailwindassociates.ca http://www.tailwindassociates.ca +1 403.618.8035 investor.relations@trans-globe.com http://www.trans-globe.com +1 403.264.9888